[LETTERHEAD OF O'MELVENY & MYERS LLP]

May 6, 2005

VIA EDGAR AND COURIER
---------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Ms. Song P. Brandon, Esq., MS 3-09

                  Re:      Sirna Therapeutics, Inc.
                           Preliminary Proxy Statement Filed April 27, 2005 File No. 0-27914

Dear Ms. Brandon:

         On behalf of Sirna Therapeutics, Inc. (the "Company"), this letter is being sent in response to the Securities and Exchange Commission comment letter dated May 5, 2005 (the "Comment Letter"), with respect to the Company's Preliminary Proxy Statement filed April 27, 2005 (the "Preliminary Proxy Statement").

         Set forth below is the Company's response to the Comment Letter, with the Staff's comment set out immediately preceding the corresponding response.

         Comment 1: It appears that the proxy statement should contain certain financial and related information as required by Items 12 and 13 of the
         Schedule 14A. Based on our review of the preliminary proxy statement filed, it does not appear such information is provided nor incorporated by reference. To the end, please provide us with an analysis supporting your determination that financial statements are not required. In the alternative, please revise your document accordingly.

         Response to Comment 1: The Company has revised the Preliminary Proxy Statement to incorporate the required information by reference.

         We appreciate your comments and request that you contact the undersigned at (650) 473-2638 with any questions or comments regarding this letter.

                                             Very truly yours,

                                             /s/ Samuel Zucker
                                             ------------------------------
                                             Samuel Zucker
                                             of O'MELVENY & MYERS LLP


cc: Bharat Chowrira, Esq.